GIFT CARD DIGEST CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 710
                                MARGATE, FL 33063
                                TEL: 954-599-3672
                                FAX: 954-974-5720

May 5, 2009

H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

RE:      GIFT CARD DIGEST CORP.
         REGISTRATION STATEMENT ON FORM S-1, AS AMENDED
         FILED APRIL 14, 2009
         FILE NO. 333-156942

Dear Mr. Owings:

Pursuant to your comment letter dated April 16, 2009 in reference to the above filing, the following will answer accordingly. We have enclosed a marked-up amendment and keyed our answers for your review. Please note that we updated our filing with the March 31, 2009 financials.

Registration Statement on Form S-1, as amended
----------------------------------------------

General
-------

QUESTION:

      1. We note your response to comment one from our letter dated March 24, 2009. We note that National Health Partners Inc. listed a Steve Adelstein as a selling security holder in an SB-2/A filed on January 23, 2006. Further, we note that Medianet Group Technologies, Inc identified a Steve Adelstein in an SB-2/A filed on August 12, 2005 as an owner of 8.6% of the outstanding shares of Medianet Group Technologies. We also note that IBX Group, Inc. identified a Steven Adelstein as a former director of IBX Group, Inc. We also note that Tammi Shnider's name also appeared in the above filings. Please discuss the relationship, if any, that Steve' Adelstein and Tammi Shnider had or currently has with these companies. Please identify any other public companies or companies seeking to go public that Steve Adelstein or Tammi Shnider have been involved in their formation or have held significant ownership in. In addition, please discuss the status of each company and whether they have any operations or revenue.

ANSWER:

      1. We have revised as suggested.

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

Risk Factors, page 6
--------------------

QUESTION:

      2. We note your response to comment two from our letter dated March 24, 2009. Please revise page 10 and 11, as appropriate, to make sure you set forth each risk factor under a separate sub caption that adequately describes the risk. For example, it appears that the first paragraph on page 11 discusses a different risk from the discussion on page 10. Please revise or advise.

ANSWER:

      2. We have reviewed all risk factors especially as a sub-caption describes the risk. We feel all risk factors adequately and properly reflect same.

Exhibits, page II-2
-------------------

Exhibit 5.1
-----------

QUESTION:

      3. We note your response to comment four from our letter dated March 24, 2009. We note counsel's statement that "In passing upon certain corporate records and documents of the Company, and we express no opinion thereon." Please delete this qualifying phrase or advise us as to its appropriateness. We also note counsel's statement in its opinion that "As to the various questions of fact material to this opinion, we have relied; to the extent we deemed reasonably appropriate, upon representations of officers or directors of the Company." Please have counsel revise its opinion to include the officer and the material matters of fact upon which counsel relied for its opinion or remove this statement.

ANSWER:

      3. We provided as requested. Undertakings, page II-3

QUESTION:

      4. We note your response to comment 5 from our letter dated March 24, 2009. We also note that you removed from this section the undertaking required under Item 512(a) (5) (ii) and Item 512(h) of Regulation S-K. Please include in this section the undertakings required under Item 512(a) (5) (ii) and Item 512(h) of Regulation S-K.

ANSWER:

      4. We provided as requested.

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

         The undersigned registrant acknowledges that:

            o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

If you need additional information, please do not hesitate to contact me at your convenience,


Sincerely,

/s/ Tammi Shnider
-----------------
Tammi Shnider, Chairman, President, Secretary and CFO of Gift Card Digest Corp.

Cc: Robert W. Errett, Staff Attorney

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